UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

OMNICARE, INC.
(Name of Subject Company (Issuer))

OMNICARE, INC. (Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

3.25% Convertible Senior Debentures due 2035
(Title of Class of Securities)

681904AL2
(CUSIP Number of Class of Securities)

John L. Workman
Executive Vice President and Chief Financial Officer
100 East RiverCenter Boulevard
Covington, Kentucky 41011
(859) 392-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
Morton A. Pierce, Esq.
Michelle B. Rutta, Esq.
1301 Avenue of the Americas
New York, New York 10019
Phone: (212) 259-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$498,750,000	$35,561
*
Determined pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 3.25% Convertible Senior Debentures due 2035 (the “Debentures”) assuming that $525,000,000 aggregate principal amount of outstanding Debentures are purchased at a price of $950 per $1,000 principal amount.

**	The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35,561	Filing Party:	Omnicare, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	November 17, 2010

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and restated, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 17, 2010 by Omnicare, Inc. (“Omnicare” or the “Company”), as amended by Amendment No. 1 filed with the SEC on December 7, 2010, in connection with its offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), on a pro rata basis, up to $525,000,000 aggregate principal amount of Omnicare’s outstanding 3.25% Convertible Senior Debentures due 2035 (the “Debentures”).

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(c)      Plans. Subsection (4) of this Item 6(c) is hereby amended and supplemented by the following information:

On December 8, 2010, the Company announced the appointment of John G. Figueroa as Chief Executive Officer of the Company, effective January 1, 2011.  The Company also announced that James D. Shelton, who has served as Interim President and Chief Executive Officer since August 1, 2010, while the Company’s board of directors searched for a permanent chief executive officer, will step down effective January 1, 2011.  Mr. Shelton will continue to serve on the Company's board of directors and has been appointed non-executive Chairman of the Board of Directors effective January 1, 2011.  John T. Crotty, a director of the Company since 2004 and Chairman of the Board of Directors since May 2008, will retire from his position as Chairman of the Board of Directors as of January 1, 2011, but will continue to serve on the Company's board of directors until the next annual stockholders' meeting.  In addition, John H. Timoney, a director of the Company since 2000, has announced his retirement from the board of directors effective December 31, 2010.  In addition, the employment agreement of John L. Workman, Executive Vice President and Chief Financial Officer of the Company, was amended to increase Mr. Workman's minimum annual target bonus opportunity beginning in fiscal year 2011 and to remove the golden parachute excise tax "gross up" provision from the employment agreement.  A description of these matters is set forth under Items 5.02 and 9.01 of the Company's Current Report filed December 8, 2010 and is incorporated herein by reference.

Item 11.  Additional Information.

(b)	Other Material Information.

The third paragraph in the section of the Offer to Purchase titled “Available Information and Incorporation of Documents by Reference” is amended and supplemented by adding the following at the end of the paragraph:

•  Current Report on Form 8-K filed December 8, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Omnicare, Inc

By: /s/    John L. Workman
Name:  John L. Workman
Title:    Executive Vice President and Chief Financial Officer

Dated:           December 9, 2010